Exhibit 19

Provectus BIOPharmaceuticals, Inc.

SECURITIES TRADING POLICY

The Board of Directors of Provectus Biopharmaceuticals, Inc. (the “Company”) has adopted the following Securities Trading Policy (the “Policy”) effective as of December 17, 2013.

I.	SUMMARY

●	You may not trade in Company stock when you have material information about the Company that has not been publicly released.

●	You may not share material, non-public information about the Company with friends, family members or others who do not need the information as part of their work for the Company.

●	Directors, executive officers and certain other Company employees are “blacked out” for certain periods from trading in Company stock prior to quarterly earnings releases.

●	You may be “blacked out” from trading in Company stock if you are working on a material, non -public transaction.

●	You may not engage in transactions in which you may profit from short-term speculative swings in the value of Company stock.

●	The consequences of violating United States insider trading laws and the Policy can include civil penalties, criminal penalties, and jail terms.

II.	Background

The Company and its employees and directors must act in a manner that does not misuse material financial or other information that has not been publicly disclosed. The United States securities laws prohibit trading in the stock of a company by a person who possesses material, non-public information. Moreover, these laws prohibit the dissemination of such information to other persons, a process commonly known as “tipping.” These laws are frequently referred to as the “insider trading laws.” The United States Securities and Exchange Commission (the “SEC”) is responsible for the enforcement of United States securities laws and will seek to enforce the laws in connection with trading in United States securities markets even if those involved are outside of the United States. If the SEC detects violations of these laws, it can seek civil penalties (fines) and, in serious cases, it can recommend to the Department of Justice to seek criminal penalties (imprisonment). Under the insider trading laws, if an employee of a company is found to have engaged in insider trading, the SEC can also seek to impose penalties on the employee’s supervisors and on the company itself.

In addition to these potential penalties, insider trading is bad business and reflects poorly on the Company and those involved. The Company’s Code of Business Conduct and Ethics prohibits trading in securities of the Company by a person who possesses material, non-public information. The Policy applies to all Company employees, not just directors and officers. The Policy does not create any rights in third parties or any new liabilities to third parties.

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III.	Consequences of Violations

The consequences of insider trading violations can be staggering. For individuals who trade on material, non-public information (or provide information to others (i.e., tipping)), consequences may include:

●	A civil penalty of up to three times the profit gained or loss avoided;

●	A criminal fine (no matter how small the actual profit from the insider trading activities) of up to $5 million;

●	A jail term of up to 20 years;

●	Being barred from corporate office or directorships in public companies;

●	Disgorgement of any profits; and

●	The entry of a temporary or permanent cease and desist order.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

●	A civil penalty equal to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and

●	A criminal penalty of up to $25 million.

Moreover, if you violate the Policy, you may be subject to company discipline, including termination of employment for cause. Needless to say, any of the above consequences can tarnish one’s reputation and irreparably damage a career.

IV.	Our Policy

Please review carefully each of our stock-trading policies described below. The Policy will be delivered to all new directors, officers, and employees at the start of their relationship with the Company, and once each year thereafter. Upon receiving a copy of the Policy or any revised versions, each director, officer, or employee must sign an acknowledgment that he or she has received a copy of the Policy and agrees to comply with the Policy’s terms.

V.	Trading on Material, Non-Public Information is Prohibited

If you have material, non-public information relating to the Company, you may not buy or sell securities of the Company, engage in any other action to take advantage of that information, or pass it on to others. Similarly, if you have material, non-public information about any other company (such as a customer, collaborator or supplier) that you obtained in the course of your employment with the Company, you may not buy or sell securities of the other company, engage in any other action to take advantage of that information, or pass it on to others.

Persons Covered. This section of the Policy applies to all Company personnel, including directors, officers, and employees of the Company. This section of the Policy also applies to contractors and outside advisors that come in contact with material, non-public information about the Company. In addition, if you are aware of material, non-public information when your employment or service relationship with the Company terminates, you may not trade in Company securities until that information has become public or is no longer material. Transactions that may be necessary or justifiable for independent reasons (such as your personal need to raise money for an emergency expenditure) are not exceptions from the insider trading laws, the SEC’s rules and regulations or the Company’s policies.

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Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. In short, any information that could reasonably be expected to affect the price of the stock is likely to be considered material. Either positive or negative information may be material. Common examples of information that will frequently be regarded as material are:

●	Earnings, including whether the Company will or will not meet expectations;

●	Mergers, acquisitions, tender offers, joint ventures, or changes in assets;

●	A significant regulatory development;

●	A change in, or new, material arrangements;

●	Developments regarding customers or suppliers (including the acquisition or loss of an important contract);

●	Changes in senior management;

●	Changes in compensation policy;

●	A change in auditors or auditor notification that the Company may no longer rely on an audit report;

●	Financings and other events regarding the Company’s securities (e.g., defaults on debt securities, calls of securities for redemption, repurchase plans, stock splits, public or private sales of additional securities);

●	Significant litigation; and

●	Bankruptcy, corporate restructuring, or receivership.

Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. That is to say, the SEC and others will have the benefit of knowing how the stock price was affected once the information became public. As a result, before engaging in any transaction, you should carefully consider how the SEC and others might view your transaction in hindsight. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Transactions by Family Members. The very same restrictions that apply to you apply to your family members and others living in your home. You are expected to be responsible for the compliance of your immediate family and others living in your home. Remember that when viewed after-the-fact, it may be difficult to convince the SEC that you did not provide a family member with material, non-public information you possessed.

Tipping Information to Others. You must not pass (or “tip”) inside information to others who do not need the information as part of their work for the Company. This includes supposedly “anonymous” communications such as Internet chat rooms. The penalties mentioned above apply whether or not you derive any benefit from another’s transactions. The SEC has imposed large financial penalties on tippers even though they did not profit from their tippees’ trading.

When Information is Public. Company stockholders and the investing public should be afforded the time to receive the information and act upon it before our trading resumes. You can resume trading when at least one full trading day has elapsed after the public disclosure of the information. One full trading day following public disclosure has elapsed when, after the public disclosure, trading in Company stock has opened for trading, then closed.

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Example. Suppose you are aware of a material development that has not been announced to the public. You are prohibited from trading in Company stock until one full trading day after release of the announcement. If the announcement is made Tuesday at 8:00 a.m. EST, before the opening of the Nasdaq Stock Market, you can begin trading again on Wednesday morning because, after the announcement, trading on the Company’s stock opened and closed on Tuesday. On the other hand, if the announcement were not made until Tuesday at 11:00 a.m., you would not be able to trade until after the open and close of trading on Wednesday, that is, on the opening of trading on Thursday, after one full trading day has elapsed.

10b5-1 Plans.

●	Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) was adopted by the SEC to protect persons from insider trading liability for transactions occurring under a written trading plan previously established at a time when the insider did not possess material, non-public information. To be eligible for this defense, an insider may enter into a “10b5-1 plan” for trading in company stock. If the plan meets the requirements of Rule 10b5-1, an insider may complete transactions in company stock at any time, including during blackout periods or even when the insider possesses material, non-public information. Once the plan is adopted, the insider must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

●	Insiders who desire to implement a 10b5-1 plan must first obtain approval of the plan by the Company’s Chief Financial Officer, who shall serve as the Compliance Officer under the Policy. In order to be eligible for approval, the 10b5-1 plan: (i) must be established during a trading window (i.e., not during any blackout period) and at a time when there is no material, non-public information about the Company (even if the insider is unaware of such information); (ii) must be in writing; (iii) must either irrevocably set forth the future date or dates on which purchase or sale of securities are to be made, the prices at which the securities are to be purchased or sold, the broker who will be responsible for effecting the transactions (or method of transaction if not through a broker), or provide a formula or formulas for determining the price of the securities to be purchased or sold and the date or dates on which the transactions are to be completed (provided that no aspect of the formula may permit the direct or indirect exercise of any influence over the timing or terms of the purchase or sale by the insider); (iv) may not take effect until 30 days after the plan is approved by the Compliance Officer; and (v) must include a procedure for ensuring the timely filings of all required Forms 4, 5 and 144.

●	The Compliance Officer will maintain a copy of all 10b5-1 plans.

●	The insider must provide the Compliance Officer written notice of any termination or modification of the 10b5-1 plan (in which case the modification must be approved in writing by the Compliance Officer prior to effectiveness and may not take effect until 30 days after the modification is approved by the Compliance Officer).

VI.	Directors, Officers and Persons Involved in the Preparation of COMPANY Earnings are Prohibited from Trading During “Blackout Periods”

The investing public will often view our financial results, and significant unexpected changes in those results, as material information. Thus, the Company has a policy that certain individuals may not trade in Company stock during the preparation of our quarterly and annual financial results to be publicly announced.

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Persons Covered. This section of the Policy applies to the following persons:

●	Members of the Board of Directors;

●	Executive Officers;

●	Other Officers;

●	Employees involved in the preparation of internal and external financial reports, SEC filings and disclosures to investors and the financial community;

●	Anyone in possession of material, non-public information; and

●	If you are one of the above identified persons, your immediate family and others living in your home, as you are expected to be responsible for the compliance of your immediate family and others living in your home.

Period Covered. This section of the Policy applies automatically during the period beginning on the 15th day of the last month of each fiscal quarter and ending one full trading day after the release of the Company’s financial results for the quarter or fiscal year. This period is frequently referred to as a “blackout period.” However, if you receive any material information about Company financial results or any other material, non-public information prior to the 15th day of the last month of a quarter, you must still refrain from trading at that time. In addition to the standard end-of-quarter blackout periods, the Company may, from time to time, impose special blackout periods upon notice to those persons who are affected. The occurrence of any special blackout period is confidential, and you may not disclose the existence of such special blackout period to any person outside of the Company. For example, certain Company personnel may come into possession of preliminary information regarding the Company’s clinical trials before the information is made public by the Company; in such instance, the Compliance Officer may determine that trading of Company securities by certain individuals be prohibited until such information is made public.

VII.	Prohibitions on Trading are Applicable to Our Personnel Aware of Material TransactioNS

From time to time, you may become aware of a corporate transaction or other event that is material to the Company or another company and that has not been disclosed to the public. An acquisition of another company would be an example. Entering into a strategic alliance, license or other collaborative agreement with another company would be another example. If you are aware of transactions of this type that have not been disclosed to the public, you may not trade in Company stock or stock of the other company. Remember also that you cannot tip the information to anyone else.

Persons Covered. This section of the Policy applies to our directors, officers, and employees, who are aware of the transaction or event. This section of the Policy also applies to contractors and outside advisors that come in contact with material, non-public information regarding the transaction or event. The Compliance Officer may, in certain situations, send out a notice to participants in a transaction that the transaction may be material and requiring participants to refrain from trading. You should not assume, however, that if you have not received such a notice, a transaction of which you are aware is not material. The receipt of any such notice is confidential, and you may not disclose the receipt of such notice to any person other than the Compliance Officer.

Period Covered. This section of the Policy applies until the earliest to occur of (a) the first full trading day following public announcement of the transaction or event, (b) abandonment of the transaction, or (c) receipt of a notification from the Compliance Officer that trading may resume.

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VIII.	Personnel are Prohibited from Trading in Options and Other Speculative Transactions

Because the Company believes it is improper and inappropriate for Company personnel to engage in short-term or speculative transactions involving Company securities, it is the Company’s policy that any investing you do in Company securities be on a “buy and hold” basis. Accordingly, you may not engage in any of the following activities with respect to securities of the Company: (i) trades on a short-term basis; (ii) “short sales” (selling borrowed securities which the seller hopes can be purchased at a lower price in the future); and (iii) purchases or sales of “put” or “call” options (publicly available rights to sell or buy securities within a certain period of time at a specified price). This section of the Policy applies to all Company directors, officers, and employees.

IX.	Directors, Executive Officers and Certain Employees Are Required to Pre-Clear Trades

In general, most employees do not need to pre-clear their trades with the Company. The Compliance Officer’s office is available to answer any questions on the application of this section of the Policy, but ultimate responsibility for trading in securities lies with you. However, the Company requires that members of the Board of Directors, executive officers subject to reporting under Section 16(a) of the Exchange Act and any person precluded from trading in Company stock under Section VI must “preclear” all transactions in Company stock with the Compliance Officer. Under this section of the Policy, the Compliance Officer will advise such person whether the individual should refrain from trading based on information available to the Compliance Officer. The Compliance Officer may designate one or more individuals who may grant approval of a trade request in the event the Compliance Officer is unable or unavailable to perform such duty. Pre-clearance does not relieve anyone of his or her responsibility under SEC rules. Furthermore, neither the Compliance Officer nor any designee shall have liability to the person requesting pre-clearance.

The individual seeking to trade must (i) notify the Compliance Officer about the proposed trade(s) in writing at least one full business day prior to the proposed trade(s), including the amount and nature of the proposed trade(s), (ii) represent to the Compliance Officer in writing that he or she is not aware of material, non-public information about the Company and (iii) effect the trade, if at all, within 48 hours of the Compliance Officer’s approval. Trades not exercised within such 48-hour period require new approval from the Compliance Officer. If the individual possesses material, non-public information, he or she must refrain from trading, regardless of whether pre-clearance was obtained.

X.	Securities Issued under the Company’s Plans Are Subject to the Policy

You have the opportunity to invest in Company stock through a number of Company plans. This section provides guidance with respect to transactions under these plans.

Prohibited Transactions. If the policies contained in this document prohibit you from trading in Company stock, you may not engage in any of the following transactions during the period that the prohibition remains in effect:

●	Open market purchases and sales of Company stock (e.g., transactions through a broker) unless in accordance with pre-arranged written plans that comply with Rule 10b5-1 and the Policy;

●	Limit orders and other pre-arranged transactions in which a trade will be executed automatically when Company stock reaches a prescribed market price, unless (i) the transaction is required to be effected within 48 hours of the order or (ii) the transaction is in accordance with a pre-arranged written plan that complies with Rule 10b5-1 and the Policy;

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●	Gifts of Company stock, unless you have reason to believe that the recipient intends to sell the shares during the current blackout period;

●	Switching existing balances into or out of Company stock held in a Savings/401(k) Plan; or

●	Exercises of stock options in “cashless” exercise transactions (i.e., transactions where the acquired stock is immediately sold) or other exercise where all or a portion of the acquired stock is sold during a blackout period.

Permitted Transactions. Even if you are prohibited from trading by the Policy, you may engage in any of the following transactions:

●	Regular and matching contributions for the purchase of Company stock in a Savings/401(k) Plan;

●	Elections to change the amount of future compensation that will be contributed to purchase Company stock in a Savings/401(k) Plan (e.g., increasing the percentage of contributions allocated to a Company stock fund from 10% to 20% or terminating future contributions to the Company stock fund);

●	Exercises of stock options where no Company stock is sold in the market to fund the option exercise and the acquired shares are not sold during a blackout period; and

●	Transactions that comply with Rule 10b5-1 pre-arranged written plans, in accordance with the provisions of the Policy.

Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you should advise your broker or investment advisor not to trade in Company stock at any time without your prior approval and minimize trading in securities of companies in industries similar to the Company. This restriction does not apply to investments in publicly available mutual funds.

Margin Loans. Purchases or sales of securities can result in liability whether executed in the public markets or in a private transaction. In addition, you should be aware that sales forced because you borrowed money and pledged securities as collateral for the loan are not exempt from the insider trading rules. Accordingly, you should be careful when making a margin loan in a brokerage account. Under margin arrangements, the broker may be entitled to sell your shares without your permission if the value of your securities falls below the broker’s margin requirements. The sale, even though not initiated at your request, is still a sale for your benefit and may subject you to liability under the insider trading rules if made at a time when you are aware of material, non-public information. Similar cautions apply to a bank or other loan for which you have pledged stock as collateral. Directors and executive officers subject to the reporting requirements of Section 16(a) of the Exchange Act should be particularly cautious about margin loans because sales by a lender in a margin loan situation can be difficult to manage and can easily lead to violations of the pre-clearance and notification requirements of this Policy as well as the two-business day reporting deadline under Section 16(a) of the Exchange Act and may require short-swing profit disgorgement under Section 16(b) of the Exchange Act.

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XI.	Directors and Executive Officers Are Required to File Section 16 Reports

The SEC’s rules under Section 16(a) of the Exchange Act impose reporting requirements on executive officers, directors and 10% stockholders. If there is any change in your ownership of Company stock at any time, other than through certain exempt Company benefit plans, you will be required to file a Form 4 with the SEC reporting the change. In virtually all cases, the Form 4 must be filed no later than the second business day following the execution date of the transaction. For transactions under Rule 10b5-1 plans or certain discretionary transactions within exempt Company benefit plans (for example, fund switching transactions), the Form 4 may not be due until the second business day following the date your broker or plan administrator notifies you of the execution date, but in no event more than five business days after the execution date.

You are also required to report certain exempt transactions to the SEC at year-end on a Form 5. The number and types of transactions eligible for Form 5 reporting are very limited. Coupled with the complexity of determining the time for filing reports in the situations described above, the need to pre-clear with the Compliance Officer all transactions that you may contemplate is essential to our ability to assist you in making the proper filings in the required time frames.

Compliance Program. Under SEC rules, the preparation and filing of Section 16(a) reports is solely your responsibility. However, because of the complexities of compliance with the Section 16(a) filing requirements and to help prevent inadvertent violations of the short-swing profit rules, the Company has determined that it is prudent to provide you with assistance in preparing and filing your reports. In this regard, the following compliance procedures have been implemented:

●	Designated Filing Coordinator. The Company’s Chief Financial Officer has been designated as the Company’s Filing Coordinator and can assist all executive officers and directors in preparing, reviewing, and filing all Forms 3, 4 and 5. A Form 3 initial report has been filed for all current executive officers and directors.

●	Preparation and Filing. If you have any transaction or change in ownership in your Company stock or other equity securities (including derivative securities, such as stock options), please report the transaction(s) to the Filing Coordinator no later than the execution date of the transaction. This is necessary notwithstanding your receipt of pre-clearance of the transaction because the Company will not know whether or not you then proceeded to act upon such pre-clearance until you provide us with the exact dates; price(s); and other relevant information. The Filing Coordinator will contact you each January to coordinate preparation of your Form 5 (if applicable).

●	Upon receipt of the details of the transaction(s) from you, the Filing Coordinator will prepare each Form 4 and Form 5 on your behalf. Due to the short two-day period in which to file the reports, the Filing Coordinator may have the Form executed on your behalf using the power of attorney that you granted to the Company for this purpose and will file the completed form with the SEC. As discussed above, the SEC must receive the Form 4 no later than the second business day following almost any transaction, and Form 5 must be received by February 14th each year, so time is of the essence. The Filing Coordinator will send you a copy of the Form 4 or Form 5 as filed with the SEC promptly following the filing. Please contact the Filing Coordinator immediately if you believe there may be any errors in the filing. If so, the Filing Coordinator will promptly amend the Form.

Electronic Filings and Website Postings. All Forms 4 and 5 must be filed with the SEC electronically and then posted on the Company’s website. If you already have an SEC EDGAR identification number, please provide that information to the Filing Coordinator as soon as possible. Otherwise, the Filing Coordinator will obtain an identification number for you.

Forms 4 and 5 for Stock Options and Other Stock Plans. Because transactions under employee and director stock option and other stock plans can (a) raise complex Section 16(a) reporting issues; and (b) if reported incorrectly, create the appearance of short-swing profit violations, the Filing Coordinator will automatically prepare the appropriate Form on your behalf whenever you acquire shares pursuant to a Company benefit plan.

The Ultimate Responsibility Rests on You. While the Company has decided to assist executive officers and directors with Section 16 compliance, you should recognize that it will remain your legal obligation to ensure that your filings are made timely and correctly, and that you do not engage in unlawful short-swing transactions. The Company can only facilitate your compliance to the extent you provide the Company with the information required by this section of the Policy. The Company does not assume any legal responsibility in this regard. If you would like more detailed information regarding your Section 16 obligations, please contact the Filing Coordinator.

XII.	Directors and Executive Officers Are Required to File Form 144 Reports

Company directors and certain Company officers designated by the Board of Directors are required to file Form 144 before making an open market sale of Company securities. Form 144 notifies the SEC of your intent to sell Company securities. This form is generally prepared and filed by your broker and is in addition to the Section 16 reports filed on your behalf by the Company.

Updated as of December 17, 2013.

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ACKNOWLEDGMENT OF RECEIPT

I hereby acknowledge that I have received a copy of the Securities Trading Policy and agree to comply with its terms. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties and that violation of the terms of the Securities Trading Policy may subject me to discipline by Provectus Biopharmaceuticals, Inc. up to and including termination for cause.

Signed:
Name (please print):
Date: